Exhibit 99.1

Aurora Cannabis to Host Fourth Quarter and Full Fiscal Year 2022 Investor Conference Call and Related Year End Informational Filings

                                                                                           NASDAQ | TSX: ACB

EDMONTON, AB, Aug. 29, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it has scheduled a conference call to discuss the results for its fourth quarter and full fiscal year 2022 on Tuesday, September 20, 2022 at 5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time. The Company will report its financial results for the fourth quarter and full fiscal year 2022 after the close of markets that same day.

Conference Call Details

DATE:	Tuesday, September 20, 2022
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	https://viavid.webcasts.com/starthere.jsp?ei=1564278&tp_key=5ce7d404d9

Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the conference call and question and answer period. This weblink has also been posted to the Company's "Investor Info" link at https://investor.auroramj.com/ under "News & Events".

Additionally, Aurora has announced that along with the filing of its annual financial statements, it expects to file other annual disclosure documents – including the Annual Information Form. Furthermore, Aurora announced that it has scheduled its Annual General and Special Meeting of shareholders, which will be held virtually on Monday, November 14, 2022 at 1 p.m. Eastern Time | 11:00 a.m. Mountain Time. In conjunction with the meeting, Aurora expects to file its Information Circular and related proxy materials, which will be available for download under its profile on both SEDAR and EDGAR.

About Aurora

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms, North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding timing of the release of the Company's financial statements for fourth quarter ended June 30, 2022 and associated conference call, as well as timing for our Annual General and Special Meeting and filing of related proxy materials.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions managements considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 29-AUG-22